SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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The following are included in this report of Form 6-K:

Exhibit

Description

A

Press Release dated November 14, 2006

B

Press Release dated November 19, 2006

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EXHIBIT A

SAPIENS LAUNCHES RULES-BASED BILLING SOLUTION IN NORTH AMERICA FOR PROPERTY & CASUALTY INSURERS

New Sapiens INSIGHT™ for Billing rules-based insurance solution recognized for its unique benefits and ability to allow for rapid adaptability.

Kissimmee, F.L. – November 14, 2006 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced today the North American release of Sapiens INSIGHT™ for Billing for Property & Casualty insurers at the 2006 ISOTech Insurance Technology Conference in Kissimmee, Florida.

The billing module, part of the Sapiens INSIGHT™ suite of insurance solutions, is a fully functional and flexible billing and collections solution. Developed using the company's pioneering eMerge™ business rules technology, it is designed to meet each carrier’s requirements in an expedited implementation timeframe, directly impacting the bottom line. A highly configurable and flexible solution, Sapiens INSIGHT™ for Billing will support all lines of P&C business, and is designed to include core functionality and provide flexibility across the following areas: pay plan development, collections and allocations, billing production along with arrears management and reimbursements.  Sapiens INSIGHT™ for Billing is built to integrate and automate insurance processes using underlying rules technology, providing the ability to adapt quickly to changing business conditions, deploy new billing related initiatives easily and meet future billing needs.

Already being implemented for its first two clients, this state-of-the-art, web-enabled solution is designed to enhance rapid implementation and support for billing and collections, while at the same time maintaining transaction control, accountability for results and assurance of process consistency and continuity. In addition, business users can dynamically alter the behavior of the solution in response to market changes, corporate and stakeholder needs.  Changes in the business rules can cause changes to the application on an immediate and real-time basis.

As part of Sapiens’ commitment to excellence in the practices and needs of billing solutions, it recently welcomed Mr. Wayne Shockley as Director of Billing for Sapiens Americas.  With over 25 years of insurance background and experience, Mr. Shockley will continue to further develop the INSIGHT for Billing solution into the leading next generation Billing solution. Having managed 17 major billing system implementations and projects, Mr. Shockley brings a vast knowledge of the development, implementation and support of billing solutions.

"We are proud to introduce Sapiens INSIGHT™ for Billing to the North American insurance market” said Mr. Shockley. “Our solution gives insurance companies the power to adapt and the speed to do it quickly for this important customer touch point. It is another example of our Business Change, Made Simple philosophy.”

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About Sapiens INSIGHT™ for Billing

The Sapiens INSIGHT™ for Billing module is a fully functional and flexible billing & collections solution for the Property & Casualty insurance industry designed to meet each carrier’s requirements in an expedited implementation time frame. The billing module has the capability to set up the billing account and associated payment plan details while supporting the on-going transaction processing for the account. This functionally rich product supports the impact of all premium related transactions and reconciliation of all billing and collection activities. The Sapiens INSIGHT™ for Billing module is a highly flexible solution that offers versatile billing plans, and payment methods. The solution supports carrier specific requirements across the system and helps improve satisfaction during this important customer touch point.

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the UK and Europe, the Middle-East and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, ING, Menora and Occidental Fire & Casualty among others.

For more information about Sapiens, please visit http://www.sapiens.com.

For additional information:

Stephanie Ladd
Sapiens Americas
Tel: +1 919-405-1507
email: stephanie.h@sapiens.com

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company’s accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company’s SEC filings.

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EXHIBIT B

SAPIENS CONTINUES TREND OF IMPROVED RESULTS

Sapiens Announces Q3 2006 Results – Strong Move Towards Profitability with Further Improved Revenues and a 61% Decrease in Net Loss

Cary, N.C. – November 19, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its financial results for the third quarter of 2006, ended September 30, 2006. The Company showed continued improved results and a strong commitment to achieve operational turnaround with sustained profitability and strong growth.

Revenues increased 14% to $11.3 million, up from $9.9 million in the third quarter of 2005. Revenues totaled $33.4 million for the first nine months of 2006, up from $29.6 million for the first nine months of 2005.

Operating Loss, including a $0.36 million write-off due to bad debt, decreased 77% to $0.21 million, down from $0.94 million in the third quarter of 2005. Net of the write-off, the company showed an Operating Profit of $0.15 million for the third quarter.  Operating Loss for the first nine months of 2006, decreased to $0.91 million, down from $4.6 million for the first nine months of 2005.

Net Loss significantly decreased 61% to $0.62 million in the quarter, from $1.6 million in the third quarter of 2005.  Net Loss for the first nine months of 2006 decreased to $2.6 million, down from $5.9 million for the first nine months of 2005.

Roni Al-Dor, President and CEO, commented "Our shareholders now see the first signs of our intended turnaround. Our two consecutive quarters of significant operational improvement are very encouraging and a great start. We have the repeat customers, the products, the technological edge and the will. We have planted the seeds for our future."

 [Tables Follow]

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

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About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	9/30/2006	12/31/2005
	Unaudited
Assets

Cash and cash equivalents	$ 4,783	$ 6,699
Short-term investments	499	5,337
Trade receivables, net	12,433	8,339
Other current assets	2,044	1,621
Total current assets	19,759	21,996

Property and equipment, net	1,562	1,716
Other assets, net	28,710	28,154

Total assets	$ 50,031	$ 51,866

Liabilities and shareholders' equity

Short-term bank credit and current maturities
of long-term debt and convertible debentures	$ 11,666	$ 19,112
Trade payables	2,305	1,910
Other liabilities and accrued expenses	8,627	6,742
Deferred revenue	4,464	4,867
Total current liabilities	27,062	32,631

Long-term debt and other long-term liabilities	1,874	1,584
Convertible debentures and warrants	16,345	14,019
Shareholders' equity	4,750	3,632

Total liabilities and shareholders' equity	$ 50,031	$ 51,866

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SAPIENS INTERNATIONAL CORPORATION N.V.
Unaudited Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)

	For the three months ended		For the nine months ended
	9/30/2006	9/30/2005	9/30/2006	9/30/2005

Revenues
Products	$ 3,686	$ 3,648	$ 11,072	$ 9,748
Consulting and other services	7,616	6,272	22,371	19,885
Total revenues	11,302	9,920	33,443	29,633

Cost of revenues

Products

3,366		3,128	9,287	8,265
Consulting and other services	3,904	3,047	12,195	10,314
Total cost of revenues	7,270	6,175	21,482	18,579

Gross Profit	4,032	3,745	11,961	11,054

Operating expenses
Research and development, net	682	776	1,968	2,243
Selling, marketing, general and administrative	3,535	3,644	10,243	12,258
Restructuring expenses	25	267	656	1,113

Operating Loss	210	942	906	4,560

Financial expenses, net	372	605	1,586	1,381
Other expenses, net (b)	41	82	135	41

Net Loss	$ 623	$ 1,629	$ 2,627	$ 5,982

Basic and diluted loss per share (c)	$ 0.05	$ 0.13	$ 0.20	$ 0.51
Weighted average shares used to compute basic and diluted loss
per share (c)	13,707	12,491	12,909	11,811

Note		a: Certain prior year's amounts have been reclassified to conform with current year presentation
b: Includes taxes and minority interest
c: Due to the net loss in 2005 and 2006 the inclusion of dilutive securities would be antidilutive.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  November 20, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary